ZEN Graphene Solutions and TreborRx Announce

Nitrile Glove Agreement and Provide Health Canada Update

Guelph, ON - January 18, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF) is pleased to announce the following related to its proprietary, graphene-based coating that is 99.9% effective against aerobic bacteria (gram-positive and gram-negative), fungi and viruses, including COVID-19:

• On January 16th, 2021, ZEN reached an agreement with TreborRx (Trebor) for application of its coating on nitrile gloves sourced or produced by Trebor

• ZEN will provide Trebor with a distribution agreement for Canada, the USA and Mexico (Territory)

• Trebor agrees to use the coating on all gloves sold and will pay ZEN a royalty per glove coated, with a minimum first year guarantee of 100 million gloves

• Trebor surgical masks without our coating have received Health Canada (HC) approval as a level 1 medical device in line with American Society for Testing and Materials (ASTM) standards, and expect HC approval for level 2 and 3 shortly

Greg Fenton, ZEN CEO, commented: "We are very excited to build upon our initial partnership agreement with the team at TreborRx by extending the benefits of our coating to the nitrile glove market. This is a tremendous opportunity for both our companies and demonstrates the strength of our relationship and mutual pursuit of creating value and protecting our front-line workers. Additionally, we are pleased that both companies continue to make progress toward getting Health Canada approval and bringing PPE treated with our biocidal coating to market."

George Irwin, Trebor CEO, commented: " We are excited to bring another game changer to the PPE Industry. We believe Zen's biocidal coating on gloves gives front line respoders and health care associates in all medical and non-medical situations additional protection for both the patient and health care worker. This coating can be used on gloves in food processing and agriculture as well. Trebor and Zen have a unique relationship with the goal of making safer PPE. Trebor looks forward to suppling the biocidal gloves within the 1st half of 2021.

Mask and Filter Agreement Update

With Trebor having received HC approval for their ASTM level 1 surgical mask and expecting level 2 and 3 shortly, ZEN is currently carrying out testing in accordance with ISO 10993-10 (Tests for Irritation and Skin Sensitization) and ISO 10993-5 (Tests for In Vitro Cytotoxicity) as this data is necessary for Trebor to apply for an amendment to HC to include our coating on their masks. ZEN will provide updates on this process in due course. A submission to HC will immediately follow successful completion of all testing.

Concurrently, ZEN has hired Bantrel, an engineering company to design and source the equipment for the production of our proprietary formula at industrial scale. The equipment will be assembled and installed in our new industrial facility in Guelph, Ontario. This work is ongoing and the company will report on progress as the project advances.

Disclaimer: The Company is not making any express or implied claims that its product can eliminate, cure, or contain the COVID-19 virus (or SARS-2 Coronavirus) at this time

About ZEN Graphene Solutions Ltd.

ZEN is a graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods. ZEN is focused on commercializing a patent pending graphene-based coating with 99% viricidal activity against COVID-19.

For further information:

Greg Fenton, Chief Executive Officer

Tel: +1 (437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

About Trebor Rx Corp.

Trebor Rx Corp. is led by George Irwin and Brenda Elliott, the 3rd generation Canadian business  icons behind the Irwin Toy brand, which has been operating in Canada almost 100 years. Fueled by a dedicated and compassionate team prioritizing safety and innovation, Trebor is disrupting the PPE industry and setting a new standard of production for masks face shields and nitrile gloves while solving problems of cost, comfort and medical waste. A proudly Canadian company with a production facility located in Collingwood, Ontario, Trebor is committed to providing Healthcare, Frontline and Essential workers with innovative, new patented technology PPE during COVID-19 and beyond.

For Further information:

George Irwin CEO Trebor Rx Corp.

Tel: +1-416-625-7499

George,irwin@treborrx.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.